Exhibit 3.1

CERTIFICATE OF FORMATION

OF

GRAPHIC PACKAGING INTERNATIONAL, LLC

1.	The name of the limited liability company is Graphic Packaging International, LLC.

2.	The address of its registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

3.	This Certificate of Formation shall be effective at 2:05 a.m. local time on December 29, 2017.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Graphic Packaging International, LLC this 15th day of December, 2017.

/s/ Laura Lynn Church
Laura Lynn Church
Authorized Person